LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 19, 2022
VIA EDGAR TRANSMISSION
Mr. Christian Sandoe
Ms. Lisa Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-179562 and 811-22668
Roundhill TRAX ETFs
Dear Mr. Sandoe and Ms. Larkin:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of new series of the Trust listed in Appendix A. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offerings of these series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
208	8/12/2022	485APOS	0000894189-22-005492
210	8/26/2022	485APOS	0000894189-22-006329
211	9/2/2022	485APOS	0000894189-22-006762
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary

Appendix A

PEA 208
Roundhill TRAX Samsung Shares (S000077919)
Roundhill TRAX Saudi Aramco Shares (S000077920)

PEA 210
Roundhill TRAX Adani Green Shares (S000078150)
Roundhill TRAX Mercedes-Benz Shares (S000078151)
Roundhill TRAX Naver Shares (S000078152)
Roundhill TRAX Nestle Shares (S000078153)
Roundhill TRAX Nintendo Shares (S000078154)
Roundhill TRAX Reliance Shares (S000078155)
Roundhill TRAX Roche Shares (S000078156)
Roundhill TRAX SoftBank Shares (S000078157)
Roundhill TRAX Tata Consultancy Shares (S000078158)
Roundhill TRAX Tencent Shares (S000078159)
Roundhill TRAX Adidas Shares (S000078160)
Roundhill TRAX BYD Shares (S000078161)
Roundhill TRAX Hyundai Shares (S000078162)
Roundhill TRAX Kakao Shares (S000078163)
Roundhill TRAX Kia Shares (S000078164)
Roundhill TRAX Kweichow Moutai Shares (S000078165)
Roundhill TRAX LVMH Shares (S000078166)
Roundhill TRAX Meituan Shares (S000078167)

PEA 211
Roundhill TRAX AIA Group Shares (S000078839)
Roundhill TRAX Ping An Insurance Shares (S000078840)
Roundhill TRAX Reckitt Benckiser Shares (S000078841)
Roundhill TRAX Siemens Shares (S000078842)
Roundhill TRAX Volkswagen Shares (S000078843)
Roundhill TRAX Adyen Shares (S000078844)
Roundhill TRAX Airbus Shares (S000078845)
Roundhill TRAX Allianz Shares (S000078846)
Roundhill TRAX BMW Shares (S000078847)
Roundhill TRAX CATL Shares (S000078848)
Roundhill TRAX Deutsche Telekom Shares (S000078849)
Roundhill TRAX Foxconn Shares (S000078850)
Roundhill TRAX Glencore Shares (S000078851)